October 1, 2021

Division of Investment Management

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capitol Series Trust (File Nos. 333-191495; 811-22895)

Dear Sir or Madam:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Capitol Series Trust (the “Trust”) is Post-Effective Amendment No. 118 under the 1933 Act and Amendment No. 119 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 118”). The primary purpose of Amendment No. 118 is to add the following new series: Clockwise Capital Innovation ETF (the “Fund”).

The Trust anticipates that this filing shall become effective on December 15, 2021 pursuant to Rule 485(a)(2) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of Amendment No. 118. The purpose of the filing will be to incorporate any comments made by the Staff on Amendment No. 118, to update any other missing information and/or to file updated exhibits to the registration statement.

If you have any questions or would like further information, please contact me at (513) 346-4152 or Tiffany Franklin, Assistant Secretary of the Trust, at (513) 587-3447.

Sincerely,

/s/ Paul Leone

Paul Leone
Secretary of the Trust

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